April 29, 2010

Our Ref:

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporation Finance

100 F Street, N.E.

Washington, D.C. 20459

Attention: Mr. Tim Buchmiller, Mr. Geoffrey Kruczek

Re:	JinkoSolar Holding Co., Ltd.

Amendment No. 5 to Registration Statement on Form F-1

Dear Mr. Buchmiller and Mr. Kruczek:

On behalf of JinkoSolar Holding Co., Ltd. (the “Company”), we are filing herewith Amendment No. 7 to the Company’s registration statement on Form F-1, relating to the Company’s planned initial public offering of American Depositary Shares (“ADSs”) representing ordinary shares of the Company, par value US$0.00002 per share. Amendment No. 7 includes the anticipated price range of ADSs. We have arranged to have three (3) complete hard copies of Amendment No. 7 (including exhibits) and five (5) additional copies of Amendment No. 7 to be hand delivered to your offices. These copies have been marked to show changes from Amendment No. 6 filed on April 23, 2010, the most recent filing of the full registration statement.

If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact the undersigned at +8610 6535 3971 (office) or +86139 1132 0778 (mobile), or by email at scott.clemens@bakermckenzie.com (please note change of email address).

Thank you.

Very truly yours,

/s/ Scott D. Clemens
Scott D. Clemens

Partner

+8610 6535 3971

Scott.clemens@bakermckenzie.com

(Enclosures)

CC:	Chen Kangping, CEO JinkoSolar Holding Co., Ltd.

Zhang Longgen, CFO JinkoSolar Holding Co., Ltd.

George J. Sierant, International Listings, New York Stock Exchange

Leiming Chen, Simpson Thacher & Bartlett

Khiawngoh Tan/Stella Zhou, PricewaterhouseCoopers Zhongtian CPAs Limited Company

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